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                                                                              Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
        Computations of Ratio of Earnings to Fixed Charges and
     Computation of Ratio of Earnings to Combined Fixed Charges
         and Preferred and Preference Dividend Requirements
                       (Dollars in Thousands)
                                    Unaudited
                                      Twelve
                                      Months
                                      Ended
                                     Sept 30,                    Year Ended December 31,
                                       1998        1997        1996        1995        1994        1993
Net Income. . . . . . . . . . . . .  $ 87,940    $ 52,128    $ 96,274    $110,873    $104,526    $108,103
Taxes on Income . . . . . . . . . .    27,195      17,408      36,258      51,787      55,349      46,896
     Net Income Plus Taxes. . . . .   115,135      69,536     132,532     162,660     159,875     154,999

Fixed Charges:
  Interest on Long-Term Debt. . . .    46,030      46,062      46,304      47,073      47,827      53,908
  Interest on Other Indebtedness. .     3,368       4,388      11,758       5,190       5,183       6,075
  Interest on Corporate-owned
    Life Insurance Borrowings . . .    33,217      31,253      27,636      25,357      20,990      11,865
  Interest Applicable to Rentals. .    24,783      25,143      25,539      25,375      25,096      24,967
      Total Fixed Charges . . . . .   107,398     106,846     111,237     102,995      99,096      96,815

Earnings (1). . . . . . . . . . . .  $222,533    $176,382    $243,769    $265,655    $258,971    $251,814

Ratio of Earnings to Fixed Charges.      2.07        1.65        2.19        2.58        2.61        2.60






     (1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.
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